Exhibit 99.1
Camelot Information Systems Inc.

Independent Committee Retains Financial Advisor and Legal Counsel

BEIJING, April 22, 2013 /PRNewswire/ -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (CIS), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced that its special committee of the board of directors (the “Independent Committee”), formed to consider, among other things, the March 12, 2013 non-binding proposal letter from the Company’s Chairman and Chief Executive Officer, Mr. Simon Yiming Ma (“Mr. Ma”), its President, Ms. Heidi Chou (“Ms. Chou”), and its Executive Vice President and the Chief Executive Officer of CFITS, a subsidiary of the Company, Mr. Yuhui Wang (together with Mr. Ma and Ms. Chou, the “Buyer Group”), to acquire all of the outstanding shares of the Company not currently owned by the Buyer Group and their respective affiliates and certain other management members of the Company who may choose to join the Buyer Group in a going private transaction (the “Proposed Transaction”), has retained Duff & Phelps Securities, LLC and Duff & Phelps, LLC as its financial advisors and Shearman & Sterling LLP as its international counsel to assist the Independent Committee in its work.

The Independent Committee is continuing its evaluation of the Proposed Transaction and no decisions have been made by the Independent Committee with respect to the Company’s response to the Proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposed Transaction or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction, except as required under applicable law.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain.  The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China, as measured by its 2010 revenues and the number of SAP consultants as of December 31, 2010, according to International Data Corporation (“IDC”). IDC also ranked Camelot the number-one service provider in the banking testing market in 2010.  Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Company Contacts: Ms. Jojo Guo, Investor Relations Manager Tel: +1 (646) 371-6533 E-mail: investors@camelotchina.com
Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com
Mr. John Harmon, CFA, Sr. Account Manager
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com